08019431

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Phylloxera Discovered in Yarra Valley Vineyard"

Released: 5 December 2006

Pages: 2
(including this page)

SUPPL

PROCESSED
DEC 2 2 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 1 8 2006
WASH, D.C. 210

FILE NO: 082-01711

Fosters Brewing

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jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

5 December 2006

PHYLLOXERA DISCOVERED IN YARRA VALLEY VINEYARD

The presence of grapevine insect pest Phylloxera in the Yarra Valley wine growing region was confirmed by the Victorian Department of Primary Industries and Resources (DPI) today.

Foster's Group Limited (Foster's) notified the DPI following the discovery of Phylloxera within a small section of a Yarra Valley vineyard last Friday 1 December.

A detailed inspection by vineyard staff followed routine multi-spectral aerial monitoring which identified unusual vine growth. The presence of Phylloxera was subsequently confirmed following expert examination.

Phylloxera is an aphid pest that feeds only on the roots of non-resistant grapevine root-stock. The pest causes gradual deterioration of vine health but does not affect the quality of wines - including current stocks on shelves - grapes or present any risk to people or livestock.

Over the coming weeks, the DPI will lead a review of Yarra Valley vineyards to determine the extent of infestation. Strict quarantine restrictions are now in place on the affected vineyard.

The area currently confirmed to be affected is limited to a small section of a 32 hectare Foster's Yarra Valley vineyard. Vines from infected areas will be removed and destroyed, subject to ongoing consultation with the DPI.

At this stage, there is no indication of how the Phylloxera pest came to be present in the previously Phylloxera-free Yarra Valley region.

Phylloxera is present in isolated winegrowing regions of Victoria and New South Wales including the King Valley, Nagambie and Rutherglen in North East Victoria and areas around Sydney in New South Wales.

Rectification costs associated with the affected vines are not expected to be material to Foster's.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited AB